Rec'd 8/1/06



SEC[illegible] [illegible]MMISSION

06009343

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evertrade Direct Brokerage Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
SEP 22 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/20

EverTrade Direct Brokerage, Inc.

Financial Statements and Schedule
Year Ended December 31, 2004
and Independent Auditors' Report

EVERTRADE DIRECT BROKERAGE, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004:	
Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
SUPPLEMENTAL SCHEDULE—Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	8

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
EverTrade Direct Brokerage, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheet of EverTrade Direct Brokerage, Inc. (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of EverTrade Direct Brokerage, Inc. as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 4, 2005

EVERTRADE DIRECT BROKERAGE, INC.

BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 403,805
Deposit with clearing organization	218,655
Premises and equipment—net of accumulated depreciation of $4,602	1,245
Receivables from clearing organization	45,789
Prepaid National Association of Securities Dealers, Inc. fee	24,462
Other prepaid expenses	4,316
TOTAL ASSETS	$ 698,272

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 107,865
Income taxes payable	25,034
Deferred tax liability	315
Total liabilities	133,214
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 30,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,168,353
Accumulated deficit	(604,295)
Total stockholder's equity	565,058
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 698,272

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

INCOME:	
Commission and fee income	$ 464,028
Interest income	6,025
Total income	470,053
EXPENSES:	
Salaries and employee benefits	87,011
Trade clearing and execution fees	62,911
Data processing	50,943
Regulatory fees and licenses	23,563
Occupancy and equipment	28,646
Communication and supplies	21,921
Professional fees	61,676
Other expense	2,927
Total expenses	339,598
INCOME BEFORE INCOME TAXES	130,455
INCOME TAXES	50,961
NET INCOME	$ 79,494

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE—December 31, 2003	1,000	$ 1,000	$ 1,168,353	$ (683,789)	$ 485,564
Net income				79,494	79,494
BALANCE—December 31, 2004	1,000	$ 1,000	$ 1,168,353	$ (604,295)	$ 565,058

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES:	
Net income	$ 79,494
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	2,219
Deferred income taxes	(555)
Change in operating assets and liabilities:	
Increase in deposits with clearing organization	(1,858)
Decrease in prepaid expenses and other assets	13,800
Increase in accounts payable and accrued expenses	75,009
Decrease in income taxes payable	(21,955)
Net cash provided by operating activities	146,154
CASH AND CASH EQUIVALENTS—Beginning of year	257,651
CASH AND CASH EQUIVALENTS—End of year	$ 403,805

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation—EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri ("C1FN"). C1FN is a second-tier subsidiary of EverBank, Jacksonville, Florida.

EverTrade is a member of the National Association of Securities Dealers, Inc. EverTrade is a registered broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities.

Securities Transactions—Securities transactions and all fee income are recorded as earned on a settlement-date basis.

Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Premises and Equipment—Premises and equipment consist of furniture and equipment and is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years.

Statement of Cash Flows—For the purposes of the statement of cash flows, the Company has defined cash and cash equivalents as due from banks and interest-bearing bank deposits.

Income Taxes—The operations of EverTrade are included in the consolidated federal income tax return of EverBank Financial, L.P. (EverTrade's ultimate parent).

The Company's tax provision is computed as if it filed separate federal and state tax returns. Accordingly, any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with EverBank Financial, L.P. Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

Certain expenditures attributable to EverTrade's operations, including an allocation of occupancy expense totaling $13,551 for the year ended December 31, 2004, were initially paid by C1FN. Amounts payable to C1FN of $80,044 were included in accounts payable and accrued expenses at December 31, 2004.

3. INCOME TAXES

The provision for income taxes for the year ended December 31, 2004 is comprised of the following:

Current:	
Federal	$ 43,273
State	8,243
	51,516
Deferred:	
Federal	(466)
State	(89)
	(555)
Provision for income taxes	$ 50,961

The deferred tax liability of $315 at December 31, 2004 is attributable to the difference between the book and tax basis of fixed assets.

4. NET CAPITAL REQUIREMENTS

EverTrade is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, EverTrade had net capital of $535,350, which was in excess of the required net capital of $250,000. EverTrade's ratio of aggregate indebtedness to net capital was 0.2483 to 1 at December 31, 2004.

EverTrade is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule. EverTrade's clearing firm is ADP Clearing Corporation.

* * * * * *

EVERTRADE DIRECT BROKERAGE, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

Net capital:	
Total stockholder's equity	$ 565,058
Add—allowable credits	315
Total capital and allowable credits	565,373
Deductions—nonallowable assets	30,023
Net capital	$ 535,350
Aggregate indebtedness—items included in the statement of financial condition—accounts payable, accrued expenses and other liabilities	$ 132,899
Total aggregate indebtedness	$ 132,899
Computation of basic net capital requirement—minimum net capital required*	$ 250,000
Excess net capital	$ 285,350
Ratio—aggregate indebtedness to net capital*	24.83 %

* In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15-to-1, and net capital cannot fall below 6 2/3% of aggregate indebtedness or $250,000, whichever is greater.

Note: The computation of net capital included on this schedule does not differ materially from Evertrade's computation of net capital included in Part IIA of Form X-17A-5 at December 31, 2004.

Deloitte.

Deloitte & Touche LLP
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Evertrade Direct Brokerage, Inc.

In planning and performing our audit of the financial statements of EverTrade Direct Brokerage, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 4, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 4, 2005